Convera Corporation
                          1921 Gallows Road, Suite 200
                             Vienna, Virginia 22182





October 4, 2005


Via Edgarlink
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:        Ms. Sara Kalin


Re:      Convera Corporation
         Registration Statement on Form S-3
         File No. 333-127222

Dear Ms. Kalin:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Convera Corporation (the "Company") hereby requests that the Commission take appropriate action to make the above-captioned Registration Statement effective at 5:30 PM Washington, D.C. local time on October 6, 2005, or as soon thereafter as possible.

     Pursuant to the comments of the Commission set forth in the letter dated August 19, 2005 in connection with the above-captioned Registration Statement, the Company acknowledges that:

     - should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     - the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions or comments regarding the foregoing, please contact me at (703) 760-4080.


                                   Sincerely,

                                   Convera Corporation


                                   /s/ JOHN R. POLCHIN
                                   John R. Polchin
                                   Chief Financial Officer



cc:      Mr. Stephen M. Davis and Mr. Peter DiIorio (Heller Ehrman LLP)